UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-41430

Pagaya Technologies Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel
+972 (3) 715 0920
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On September 13, 2023, Pagaya Technologies Ltd. (the “Company”) held its 2023 Annual General Meeting of Shareholders (the “Meeting”). At the Meeting, the Company’s shareholders voted upon each of the proposals (the “Proposals”) that were described in the Company’s Notice and Proxy Statement with respect to the Meeting, which was attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on August 8, 2023.

Shareholders of record at the close of business on July 26, 2023 were entitled to vote at the Meeting. Each of the Proposals was approved by the respective requisite majority of the Company’s shareholders in accordance with the Israeli Companies Law, 5759-1999 and the Company’s amended articles of association, including the proposal to approve the Company’s 2023 Employee Stock Purchase Plan (the “ESPP”). The ESPP is attached as Exhibit 10.1.

The information in this Report of Foreign Private Issuer on Form 6-K (this “Report”), including Exhibit 10.1 hereto, shall be deemed to be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-265739), Registration Statement on Form F-1 (File No. 333-266228), Registration Statement on Form F-1 (File No. 333-266930) and Registration Statement on Form F-1 (File No. 333-271343) of the Company and any related prospectuses, as such registration statements and prospectuses may be amended from time to time, and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently furnished (to the extent the Company expressly states that it incorporates such furnished information by reference) by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
10.1	2023 Employee Stock Purchase Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAGAYA TECHNOLOGIES LTD.

Date: September 13, 2023	By:	/s/ Gal Krubiner
	Name:	Gal Krubiner
	Title:	Chief Executive Officer